Lightspeed Announces Closing of Acquisition of NuORDER

Acquisition establishes global commerce platform as industry-leading bridge between merchants and suppliers

MONTREAL, July 2nd, 2021/CNW Telbec/ - Lightspeed (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced the closing of the previously reported acquisition of NuORDER, a transformative digital platform connecting businesses and suppliers. Lightspeed finalized the acquisition for cash consideration of approximately $206.9 million, net of cash acquired, and the issuance of 2,143,393 subordinate voting shares in the capital of Lightspeed at closing, subject to customary post-closing adjustments. An additional 500,629 subordinate voting shares in the capital of Lightspeed will be issued to certain NuORDER employees over the next three years, contingent on the achievement of certain milestones.

The acquisition establishes Lightspeed as a global distribution network for leading brands, capitalizing on the early success of the Lightspeed Supplier Network to simplify product ordering for retailers and offer suppliers such as Canada Goose, Converse and Arc’teryx critical insights into how their products move. NuORDER currently serves over 3,000 brands and saw more than 100,000 retailers process more than $11.5 billion in orders through its platform in the trailing twelve-month period ended March 31, 2021. NuORDER generated revenue1 of over $20 million and grew at a rate exceeding 30% year-over-year during the same period.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com

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1 Calculated in accordance with U.S. GAAP.

Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Particularly, information regarding Lightspeed’s expectations of expected acquisition outcomes and synergies. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Brandon Nussey
Chief Financial and Operations Officer

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com